UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 11 August 2022, London UK

Statement: Zantac (ranitidine) litigation

●   FDA and EMA have concluded there is no evidence of a causal association between ranitidine therapy and the development of cancer.
●   Substantial scientific evidence supports FDA/EMA conclusion.
●   Plaintiff litigation inconsistent with the scientific consensus, GSK will vigorously defend all claims.

In response to recent speculative commentary regarding U.S. Zantac litigation, GSK plc (LSE/NYSE: GSK) today issued the following statement regarding Zantac (ranitidine) and N-nitrosodimethylamine (NDMA).

There have been no material developments to what has been previously disclosed.

GSK, independent cancer researchers, the U.S. Food & Drug Administration, and the European Medicines Agency, have all undertaken extensive reviews of available data and conducted numerous investigations into this issue since 2019.

Based on these investigations and experiments, GSK, the FDA, and the EMA have all independently concluded that there is no evidence of a causal association between ranitidine therapy and the development of cancer in patients.

●
In November 2019, the FDA determined that levels of NDMA in ranitidine products are similar to levels in common foods like grilled and smoked meats, and that it would conduct tests to fully understand if ranitidine forms NDMA in the human body.

●
In September 2020, the EMA's comprehensive review of epidemiological and post marketing data concluded there is "no evidence of a causal association between ranitidine therapy and the development of cancer in patients."

●
In June 2021, the FDA reported that its testing did not support that ranitidine is converted to NDMA in a general, healthy population, and after reviewing the epidemiological studies found that "…no consistent signals emerged across studies, and studies with comparison to active controls found no association between ranitidine and overall or specific cancer risk."

These conclusions pertain to all forms of cancer, including but not limited to bladder, breast, colorectal, esophageal, kidney, liver, lung, pancreatic, prostate, and stomach.  Even epidemiologic experts hired by the Multi-District Litigation (MDL) Plaintiffs' Steering Committee concluded in their expert reports that the "evidence was not sufficient to support an opinion that use of ranitidine can cause breast, prostate, kidney, lung, or colorectal cancer."

Scientific Research

Since the issue concerning the presence of NDMA in ranitidine arose in 2019, the scientific community has actively focused on understanding whether there is a link between ranitidine and cancer. There have been 11 epidemiological studies conducted in that time looking at human data regarding the use of ranitidine.

The resulting scientific consensus is that the totality of the reliable evidence does not support that ranitidine increases the risk of any type of cancer:

●
Adami et al. (2021): "If a causal association existed, we would expect to observe stronger associations with a larger number of prescriptions and, most likely, with longer follow-up, yet such patterns were not evident." "Our results, which do not support any carcinogenic effect on esophagus, stomach, liver or pancreas, should be reassuring for millions of concerned past users of ranitidine."

●
Cardwell et al. (2021): "[T]here was little evidence of difference in bladder cancer risk when directly comparing ranitidine users with users of non-ranitidine histamine-2 receptor agonists," but "…the use of ranitidine particularly long term use was associated with an increased risk of bladder cancer [compared to non-use or PPIs]."  Further studies are necessary to attempt to replicate this finding.

●
Norgaard et al. (2021): Compared to H2RAs and compared to PPIs, "we did not observe any consistent or substantial increase in risks of bladder cancer and we consistently across sub-analyses observed no increased risk [of] kidney cancer in ranitidine users," and "we found no dose-response association [with bladder cancer] when restricting to persons who redeemed at least five and persons who redeemed at least 10 prescriptions," and "starting follow-up time 10 years after the 10th prescription did not suggest any associations [with bladder cancer]."

●
Iwagami et al. (2021): "…we found no evidence of an increased risk of cancer in people receiving ranitidine and nizatidine compared with people receiving other H2 blockers overall, by follow-up length, by cumulative dose, or by cancer site.  These results may alleviate concerns of patients exposed to ranitidine/nizatidine, although further research with longer follow-up and including older people may be needed."

●
Kantor et al. (2021): "Ranitidine use was not associated with overall cancer risk . . . [or] with risk of common cancers (lung, breast, prostate, and colorectum). . . . Compared to non-use, ranitidine use was positively associated with liver cancer; however, this association was attenuated when directly compared to omeprazole, which may reflect residual confounding by indication (or another jointly-related factor)."

●
Kim S. et al. (2021): "We found no significant difference in terms of gastric cancer development among the three study groups (control, other histamine-2 blockers, and ranitidine), suggesting that the intake of ranitidine, even if it contains NDMA, may not be associated with an increased risk of developing gastric cancer."

●
Kumar et al. (2021): "[O]ur results . . . demonstrate that the true gastric carcinogenic impact of NDMA[1] containing ranitidine in persons in the US with HP (H. pylori) is likely minimal to nonexistent, providing reassurance to those who have taken ranitidine . . . . In time-specific analyses, there was no period in which ranitidine was associated with future GC [gastric cancer], suggesting there is no discernable difference in formulation of the medication over time." "There is no demonstrable association between ranitidine use and future gastric cancer among individuals with HP on long-term acid suppression."

●
Liu et al. (2020): "Our results revealed a marked increase in the prescription of acid-suppression medications immediately before gastric cancer diagnosis suggesting the role of reverse causation."

●
Kim YD et al. (2021): "Use of ranitidine was not associated with an increased odds of developing gastrointestinal malignancies compared to omeprazole or famotidine use."

●
Yoon et al. (2021): "We found no evidence that exposure to NDMA through ranitidine increases the risk of cancer."

●
McDowell et al. (2021): "Only two medicines were significantly associated with an increased risk of pancreatic cancer [metronidazole and ranitidine]. However, neither exhibited strong evidence of an exposure-response relationship with cancer risk."

Litigation status

GSK has been named as a defendant in approximately 3,000 filed personal injury cases in federal and state court and numerous unfiled claims registered in a census established by the Court presiding over the Zantac Multidistrict Litigation (MDL) proceeding. Class actions alleging economic injury and a third-party payer class action also have been filed in federal court.

In the MDL, plaintiffs were required to identify the types of cancer that they wished to pursue and identified 10 different types. In November 2021, plaintiffs withdrew from consideration breast cancer and kidney cancer, reducing the number of types of cancer from 10 to 8. In January 2022, the MDL plaintiffs withdrew from consideration colorectal, prostate, and lung and will proceed only as to the following five types of cancer: bladder, esophageal, gastric, liver, and pancreatic, although plaintiffs in state courts continue to pursue these claims.

On 6 February 2020, the US product liability litigation was assigned MDL status in the Southern District of Florida. The Group has filed several rounds of Motions to Dismiss in the MDL resulting in the following position: 1) the Court ruled in favour of the Group's motion on innovator liability; that issue is on appeal; 2) the Court ruled in favour of Defendants with respect to the Third Party Payor Class Action; Plaintiffs opted not to replead their action and these issues are now on appeal; 3) the Court dismissed RICO claims from the Economic Loss Class Action but allowed the class to move forward on plaintiffs misbranding theory; and 4) the Medical Monitoring and Economic Loss class actions are allowed to move forward. Generics, retailers, and packagers have been dismissed from the cases.

Outside the US, there are several class actions and in excess of 100 personal injury cases pending against GSK in Canada, along with a class action in Israel. Among the state court cases naming GSK, a trial in California is currently scheduled to begin 13 February 2023 and trials in Madison County, Illinois are to proceed on 22 August 2022 and February 2023.

Whilst GSK has served Haleon with notice of potential claims in relation to possible liabilities connected to OTC Zantac under the relevant indemnification provisions, contained in the documentation relating to the formation of the Consumer Healthcare JV, it is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) that Haleon may have to GSK under the relevant indemnities.

The overwhelming weight of the scientific evidence supports the conclusion that there is no increased cancer risk associated with the use of ranitidine. Suggestions to the contrary are therefore inconsistent with the science, and GSK will vigorously defend itself against all meritless claims alleging otherwise.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
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Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 12, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc